UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the following:

1) New Director Appointment

On July 13, 2016 the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Mr. Steven Steinberg to serve as a director of the Company.

Mr. Steinberg is 55 years old. Since January 2015, Mr. Steinberg has been the Chief Financial Officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as VP, Finance at ClientConnect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Period Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as Chief Financial Officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

The Board of Directors determined that Mr. Steinberg meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Mr. Steinberg by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association, and Mr. Steinberg was appointed to serve as a director of the Company until the annual general meeting set to take place at the end of the three-year term for the class of directors to which Mr. Steinberg is so appointed by the Board. The Company’s board of directors has not yet carried out the first division into classes, and as such it is not yet certain which of the directors’ terms of office will end by the 2016 annual general meeting.

2) Adoption of Companies Regulations Leniency with Respect to Composition of Board of Directors

On July 13, 2016, the Board resolved to adopt the corporate governance structure set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder, are exempt from the requirements in connection with external directors, as well as the audit committee and compensation committee composition requirements set forth in the Israeli Companies Law 5799-1999 (“Companies Law”).

In accordance with such resolution, for so long as the Company does not have a controlling shareholder as defined in the Companies Law, the Company shall comply with the NASDAQ Listing Rules in connection with the number of independent directors on the Board, and the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law.

A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee will continue to consist of at least three independent directors, and our Compensation Committee will consist of at least two independent directors. Our Audit Committee will no longer act in lieu of a Compensation Committee under Amendment 27 to the Companies Law, and the present members of our Audit Committee will form the Compensation Committee until further decision by the Board.

3) Appointment of Internal Auditor

On July 13, 2016, the Board, following the recommendation of the Audit Committee, resolved to appoint as the Company’s new Internal Auditor, Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

July 13, 2016	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary